PROSPECTUS SUPPLEMENT                                             Rule 424(b)(2)
                                                          Registration Statement
(To Prospectus dated May 1, 1996)                                  No. 333-01655

                                6,000,000 Shares
                            Morgan Stanley Group Inc.
                                DEPOSITARY SHARES
                       EACH REPRESENTING 1/4 OF A SHARE OF
                         SERIES A FIXED/ADJUSTABLE RATE
                           CUMULATIVE PREFERRED STOCK
                             ($200.00 Stated Value)
                                 ---------------


         Each Depositary Share (a "Depositary Share") represents ownership of 1/4 of a share of Series A Fixed/Adjustable Rate Cumulative Preferred Stock, without par value, stated value $200.00 per share (the "Series A Fixed/Adjustable Rate Preferred Stock"), of the Company to be deposited with The Bank of New York, as Depositary, and, through the Depositary, entitles the holder, proportionately, to all rights, preferences and privileges of the Series A Fixed/Adjustable Rate Preferred Stock represented thereby. The proportionate stated value of each Depositary Share is $50.00. See "Description of Depositary Shares."


         The Series A Fixed/Adjustable Rate Preferred Stock will not be redeemable prior to November 30, 2001 except as stated below. On or after such date the Series A Fixed/Adjustable Rate Preferred Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 days' notice, at a redemption price equal to $200.00 per share of Series A
Fixed/Adjustable Rate Preferred Stock (equivalent to $50.00 per Depositary Share) plus dividends accrued and accumulated but unpaid to the redemption date. The Series A Fixed/Adjustable Rate Preferred Stock may also be redeemed prior to November 30, 2001, in whole but not in part, at the option of the Company, in the event of certain amendments to the Internal Revenue Code of 1986, as amended (the "Code"), in respect of the dividends received deduction. See "Description of Series A Fixed/Adjustable Rate Preferred Stock--Optional Redemption."


         Dividends on the Series A Fixed/Adjustable Rate Preferred Stock will be cumulative from the date of issue and are payable quarterly, commencing February 28, 1997. Dividends on the Series A Fixed/Adjustable Rate Preferred Stock will be payable quarterly, when, as and if declared, on February 28, May 30, August 30 and November 30 of each year, commencing February 28, 1997, at a rate of 5.91% per annum through November 30, 2001. Thereafter, the dividend rate on the Fixed/Adjustable Preferred Stock will be the Applicable Rate from time to time in effect. The Applicable Rate per annum for any dividend period beginning on or after November 30, 2001 will be equal to .37% plus the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined herein), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after November 30, 2001, will not be less than 6.41% nor greater than
12.41%. The amount of dividends payable in respect of the Series A Fixed/Adjustable Rate Preferred Stock will be adjusted in the event of certain amendments to the Code in respect of the dividends received deduction. See "Description of Series A Fixed/Adjustable Rate Preferred Stock--Dividends."

                                 ---------------

         Application will be made to list the Depositary Shares on the New York Stock Exchange. Trading of the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.

                                 ---------------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                  PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                 ---------------

                          PRICE $50 A DEPOSITARY SHARE

                                 ---------------
                                             Underwriting
                              Price to       Discounts and      Proceeds to
                              Public(1)     Commissions(2)      Company(3)
                              ---------     --------------      ----------
Per Depositary Share....      $50.0000          $.625             $49.375
Total(4)................    $300,000,000     $3,750,000        $296,250,000

----------
(1)   Plus accrued dividends, if any, from the date of issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."
(3)   Before deducting expenses payable by the Company estimated to be $171,750.
(4) The Company has granted to the Underwriters an option, exercisable within 30 days of the date of this Prospectus Supplement, to purchase up to an aggregate of 900,000 additional Depositary Shares at the price to public less underwriting discounts and commissions, for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to the Company will be $345,000,000, $4,312,500 and $340,687,500, respectively. See "Underwriters."

                                 ---------------

         The Depositary Shares are offered, subject to prior sale, when, as and if issued and accepted by the Underwriters named herein, and subject to approval of certain legal matters by Davis Polk & Wardwell, counsel for the Underwriters. It is expected that delivery of the Depositary Receipts evidencing the Depositary Shares will be made on or about November 14, 1996 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                                 ---------------

MORGAN STANLEY & CO.
       Incorporated
             BEAR, STEARNS & CO. INC.
                   CHASE SECURITIES INC.
                         CITICORP SECURITIES, INC.
                               DEAN WITTER REYNOLDS INC.
                                    DONALDSON, LUFKIN & JENRETTE
                                         Securities Corporation
                                               NATIONSBANC CAPITAL MARKETS, INC.
                                                       SMITH BARNEY INC.
November 8, 1996

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEPOSITARY SHARES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


                CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES
           AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table sets forth the consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the Company for the periods indicated.

                                                               Fiscal            Fiscal
                                         (Unaudited)         Period Ended       Year Ended       Year Ended
                                      Nine Months Ended      November 30,       January 31,     December 31,
                                   -----------------------   ------------   ------------------  ------------
                                   August 31,   August 31,
                                      1996         1995         1995        1995   1994   1993      1991
                                      ----         ----         ----        ----   ----   ----      ----

Ratio of earnings
     to fixed charges...........      1.2           1.1          1.2        1.1     1.2    1.2       1.2
Ratio of earnings
     to fixed charges and
     preferred stock dividends..      1.2           1.1          1.1        1.1     1.2    1.2       1.2


         For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. For the purpose of calculating the ratio of earnings to fixed charges and preferred stock dividends, earnings consist of income before income taxes, fixed charges and preferred stock dividends. For purposes of calculating both ratios, fixed charges consist solely of interest expense, capitalized interest and that portion of rentals representative of an interest factor.


          DESCRIPTION OF SERIES A FIXED/ADJUSTABLE RATE PREFERRED STOCK

         The following description of the Series A Fixed/Adjustable Rate Preferred Stock offered hereby supplements the description of the general terms and provisions of the Offered Preferred Stock set forth in the Prospectus, to which description reference is hereby made. In particular, as used under this caption and under "Description of Depositary Shares" below, the term "Company" means Morgan Stanley Group Inc. The following summary of the particular terms and provisions of the Series A Fixed/Adjustable Rate Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation and the Certificate of Designation of Preferences and Rights of the Fixed/Adjustable Rate Preferred Stock (the "Certificate of Designation").

         Pursuant to action of the Board of Directors of the Company (the "Board") or a committee thereof (the "Committee"), the shares of Series A Fixed/Adjustable Rate Preferred Stock represented by the Depositary Shares (including the shares of Series A Fixed/Adjustable Rate Preferred Stock represented by the Depositary Shares that are subject to the Underwriters' overallotment option) constitute a single series of Preferred Stock. The Series A Fixed/Adjustable Rate Preferred Stock is not convertible into shares of any other class or series of stock of the Company. Shares of Series A Fixed/Adjustable Rate Preferred Stock have no preemptive rights. Any shares of Series A Fixed/Adjustable Rate Preferred Stock that are surrendered for redemption will be returned to the status of authorized and unissued Preferred Stock.

         The Bank of New York is the registrar, transfer agent and dividend disbursing agent for the shares of Series A Fixed/Adjustable Rate Preferred Stock.

         Rank. As of the date hereof, the Series A Fixed/Adjustable Rate Preferred Stock ranks as to payment of dividends and amounts payable on liquidation prior to the Common Stock and on a parity with the ESOP Preferred Stock and the Existing Cumulative Preferred Stock, including 1,000,000 shares of the Company's 7 3/4% Cumulative Preferred Stock, with a stated value of $200.00 per share.

         Dividends. Holders of shares of Series A Fixed/Adjustable Rate Preferred Stock are entitled to receive cash dividends when, as and if declared by the Board or the Committee out of assets legally available therefor. Dividends on the Series A Fixed/Adjustable Rate Preferred Stock, calculated as a percentage of the stated value, will be payable quarterly on February 28, May 30, August 30 and November 30 of each year (each a "dividend payment date"), commencing February 28, 1997. From the date of issuance of the Series A Fixed/Adjustable Rate Preferred Stock and continuing through November 30, 2001, the rate of such dividend will be 5.91% per annum.

         After November 30, 2001, dividends on the Series A Fixed/Adjustable Rate Preferred Stock will be payable quarterly on each dividend payment date at the Applicable Rate (as defined below) from time to time in effect. The Applicable Rate per annum for any dividend period beginning on or after November 30, 2001 will be equal to .37% plus the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below under "Adjustable Rate Dividends"), as determined in advance of such dividend period. The Applicable Rate per annum for any dividend period beginning on or after November 30, 2001, will not be less than 6.41% nor greater than 12.41% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage").

         Dividends (including Additional Dividends as defined below) on the Series A Fixed/Adjustable Rate Preferred Stock will be cumulative from the date of initial issuance of such Series A Fixed/Adjustable Rate Preferred Stock. Dividends will be payable to holders of record as they appear on the stock books of the Company on such record dates, not more than 60 days nor less than 10 days preceding the payment dates, as shall be fixed by the Board or the Committee.

         Adjustable Rate Dividends. Except as provided below, the "Applicable Rate" per annum for any dividend period beginning on or after November 30, 2001 will be equal to .37% plus the Effective Rate (as defined below), but not less than 6.41% nor greater than 12.41% (without taking into account any adjustments as described below under "Changes in the Dividends Received Percentage"). The "Effective Rate" for any dividend period beginning on or after November 30, 2001 will be equal to the highest of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate (each as defined below) for such dividend period. If the Company determines in good faith that for any reason: (i) any one of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate cannot be determined for any dividend period beginning on or after November 30, 2001, then the Effective Rate for such dividend period will be equal to the higher of whichever two of such rates can be so determined; (ii) only one of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or after November 30, 2001, then the Effective Rate for such dividend period will be equal to whichever such rate can be so determined; or (iii) none of the Treasury Bill Rate, the Ten-Year Constant Maturity Rate or the Thirty-Year Constant Maturity Rate can be determined for any dividend period beginning on or after November 30, 2001, then the Effective Rate for the preceding dividend period will be continued for such dividend period.

         The "Treasury Bill Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period (as defined below)) for three-month U.S. Treasury bills, as published weekly by the Federal Reserve Board (as defined below) during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

The "Ten-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Ten-Year Average Yields (as defined below) (or the one weekly per annum Ten-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

The "Thirty-Year Constant Maturity Rate" for each dividend period will be the arithmetic average of the two most recent weekly per annum Thirty-Year Average
Yields (as defined below) (or the one weekly per annum Thirty-Year Average Yield, if only one such yield is published during the relevant Calendar Period), as published weekly by the Federal Reserve Board during the Calendar Period immediately preceding the tenth calendar day preceding the dividend period for which the dividend rate on the Series A Fixed/Adjustable Rate Preferred Stock is being determined.

If the Federal Reserve Board does not publish a weekly per annum market discount rate, Ten-Year Average Yield or Thirty-Year Average Yield during any applicable Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate, as the case may be, for such dividend period will be the arithmetic average of the two most recent weekly per annum market discount rates for three-month U.S. Treasury bills, Ten-Year Average Yields or Thirty-Year Average Yields, as the case may be (or the one weekly per annum rate, if only one such rate is published during the relevant Calendar Period), as published weekly during such Calendar Period by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. If any such rate is not published by the Federal Reserve Board or by any Federal Reserve Bank or by any U.S. Government department or agency during such Calendar Period, then the Treasury Bill Rate, Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for such dividend period will be the arithmetic average of the two most recent weekly per annum (i) in the case of the Treasury Bill Rate, market discount rates (or the one weekly per annum market discount rate, if only one such rate is published during the relevant Calendar Period) for all of the U.S. Treasury bills then having remaining maturities of not less than 80 nor more than 100 days, and (ii) in the case of the Ten-Year Constant Maturity Rate, average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities (as defined below)) then having remaining maturities of not less than eight nor more than twelve years, and
(iii) in the case of the Thirty-Year Constant Maturity Rate, average yields to maturity (or the one weekly per annum average yield to maturity, if only one such yield is published during the relevant Calendar Period) for all of the actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) then having remaining maturities of not less than twenty-eight nor more than thirty years, in each case as published during such Calendar Period by the Federal Reserve Board or, if the Federal Reserve Board does not publish such rates, by any Federal Reserve Bank or by any U.S. Government department or agency selected by the Company. If the Company determines in good faith that for any reason (i) no such U.S. Treasury bill rates are published as provided above during such Calendar Period or (ii) the Company cannot determine the Treasury Bill Rate for any dividend period; then the Treasury Bill Rate for such dividend period will be the arithmetic average of the per annum market discount rates based upon the closing bids during such Calendar Period for each of the issues of marketable non-interest-bearing U.S. Treasury securities with a remaining maturity of not less than 80 nor more than 100 days from the date of each such quotation, as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Company by at least three recognized dealers in U.S. Government securities selected by the Company. If the Company determines in good faith that for any reason the Company cannot determine the Ten-Year Constant Maturity Rate or Thirty-Year Constant Maturity Rate for any dividend period as provided above, then the applicable rate for such dividend period will be the arithmetic average of the per annum average yields to maturity based upon the closing bids during such Calendar Period for each of the issues of actively traded marketable U.S. Treasury fixed interest rate securities (other than Special Securities) with a final maturity date (i) in the case of the Ten-Year Constant Maturity Rate, not less than eight nor more than twelve years from the date of each such quotation, and (ii) in the case of the Thirty-Year Constant Maturity Rate, not less than twenty-eight nor more than thirty years from the date of each such quotation, in each case as chosen and quoted daily for each business day in New York City (or less frequently if daily quotations are not generally available) to the Company by at least three recognized dealers in the United States.

         The Treasury Bill Rate, the Ten-Year Constant Maturity Rate and the Thirty-Year Constant Maturity Rate will each be rounded to the nearest five hundredths of a percent, with .025% being rounded upward.

         The Applicable Rate with respect to each dividend period beginning on or after November 30, 2001 will be calculated as promptly as practicable by the Company according to the appropriate method described above. The Company will cause notice of each Applicable Rate to be given to the holders of Series A Fixed/Adjustable Rate Preferred Stock when payment is made of the dividend for the immediately preceding dividend period.

         As used above, the term "Calendar Period" means a period of fourteen calendar days; the term "Federal Reserve Board" means the Board of Governors of the Federal Reserve System; the term "Special Securities" means securities which can, at the option of the holder, be surrendered at face value in payment of any Federal estate tax or which provide tax benefits to the holder and are priced to reflect such tax benefits or which were originally issued at a deep or substantial discount; the term "Ten-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of ten years); and the term "Thirty-Year Average Yield" means the average yield to maturity for actively traded marketable U.S. Treasury fixed interest rate securities (adjusted to constant maturities of thirty years).

         Changes in the Dividends Received Percentage. If one or more amendments to the Internal Revenue Code of 1986, as amended (the "Code"), are enacted that reduce the percentage of the dividends received deduction as specified in
Section  243(a)(1)  of the  Code  or any  successor  provision  (the  "Dividends
Received Percentage") to below the existing Dividends Received Percentage (currently 70%), the amount of each dividend payable per share of the Series A Fixed/Adjustable Rate Preferred Stock for dividend payments made on or after the date of enactment of such change will be adjusted by multiplying the amount of the dividend payable determined as described above (before adjustment) by a factor, which will be the number determined in accordance with the following formula (the "DRD Formula"), and rounding the result to the nearest cent:

                               1 - (.35 (1 - .70))
                            -------------------------
                               1 - (.35 (1 - DRP))

For the purposes of the DRD Formula, "DRP" means the Dividends Received Percentage applicable to the dividend in question. No amendment to the Code, other than a change in the percentage of the dividends received deduction set forth in Section 243(a)(1) of the Code or any successor provision, will give rise to an adjustment. Notwithstanding the foregoing provisions, in the event that, with respect to any such amendment, the Company will receive either an unqualified opinion of nationally recognized independent tax counsel selected by the Company or a private letter ruling or similar form of authorization from the Internal Revenue Service to the effect that such an amendment would not apply to dividends payable on the Series A Fixed/Adjustable Rate Preferred Stock, then any such amendment will not result in the adjustment provided for pursuant to the DRD Formula. The opinion referenced in the previous sentence will be based upon a specific exception in the legislation amending the DRP or upon a published pronouncement of the Internal Revenue Service addressing such legislation. Unless the context otherwise requires, references to dividends in this Prospectus Supplement will mean dividends as adjusted by the DRD Formula. The Company's calculation of the dividends payable, as so adjusted and as certified accurate as to calculation and reasonable as to method by the independent certified public accountants then regularly engaged by the Company, will be final and not subject to review absent manifest error.

         If any  amendment  to the Code which  reduces  the  Dividends  Received
Percentage to below 70% is enacted after a dividend payable on a dividend payment date has been declared and on or before such dividend is paid, the amount of dividend payable on such dividend payment date will not be increased. Instead, an amount, equal to the excess of (x) the product of the dividends paid by the Company on such dividend payment date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage) over (y) the dividends paid by the Company on such dividend payment date, will be payable on the next succeeding dividend payment date to holders of record in addition to any other amounts payable on such date.

         In addition, if, prior to May 31, 1997, an amendment to the Code is enacted that reduces the Dividends Received Percentage to below 70% and such reduction retroactively applies to a dividend payment date as to which the Company previously paid dividends on the Series A Fixed/Adjustable Rate Preferred Stock (each an "Affected Dividend Payment Date"), the Company will pay (if declared) additional dividends (the "Additional Dividends") on the next succeeding dividend payment date (or if such amendment is enacted after the dividend payable on such dividend payment date has been declared and on or before such dividend is paid, on the second succeeding dividend payment date following the date of enactment) payable on such succeeding dividend payment date to holders of record in an amount equal to the excess of (x) the product of the dividends paid by the Company on each Affected Dividend Payment Date and the DRD Formula (where the DRP used in the DRD Formula would be equal to the reduced Dividends Received Percentage applied to each Affected Dividend Payment Date) over (y) the dividends paid by the Company on each Affected Dividend Payment Date.

         Additional Dividends will not be paid in respect of the enactment of any amendment to the Code on or after May 31, 1997 which retroactively reduces the Dividends Received Percentage to below 70%, or if prior to May 31, 1997, such amendment would not result in an adjustment due to the Company having received either an opinion of counsel or tax ruling referred to in the third preceding paragraph. The Company will only make one payment of Additional Dividends.

         In the event that the amount of dividends payable per share of the Series A Fixed/Adjustable Rate Preferred Stock will be adjusted pursuant to the DRD Formula and/or Additional Dividends are to be paid, the Company will cause notice of each such adjustment and, if applicable, any Additional Dividends, to be sent to the holders of the Series A Fixed/Adjustable Rate Preferred Stock.

         In the event that the Dividends Received Percentage is reduced to 50% or less, the Company may, at its option, redeem the Series A Fixed/Adjustable Rate Preferred Stock, in whole but not in part, as described below. See
"Redemption." See also "Recent Tax Proposals" for a discussion of certain Proposals (as defined herein) to reduce the Dividends Received Percentage.

         Liquidation Rights. In the event of any liquidation, dissolution or winding up of the Company, the holders of shares of Series A Fixed/Adjustable Rate Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution is made to holders of (i) any other shares of Preferred Stock ranking junior to the Series A Fixed/Adjustable Rate Preferred Stock as to rights upon liquidation, dissolution or winding up which may be issued in the future or (ii) Common Stock, liquidating distributions in the amount of $200.00 per share (equivalent to $50.00 per Depositary Share), plus accrued and accumulated but unpaid dividends to the date of final distribution, but the holders of the shares of Series A Fixed/Adjustable Rate Preferred Stock will not be entitled to receive the liquidation price of such shares until the liquidation preference of any other shares of the Company's capital stock ranking senior to the Series A Fixed/Adjustable Rate Preferred Stock as to rights upon liquidation, dissolution or winding up shall have been paid (or a sum set aside therefor sufficient to provide for payment) in full.

         Optional Redemption. The Series A Fixed/Adjustable Rate Preferred Stock is not subject to any mandatory redemption or sinking fund provision. The Series A Fixed/Adjustable Rate Preferred Stock is not redeemable prior to November 30, 2001 except as stated below. On or after such date the Series A Fixed/Adjustable Rate Preferred

Stock will be redeemable at the option of the Company, in whole or in part, upon not less than 30 days' notice at a redemption price equal to $200.00 per share (equivalent to $50.00 per Depositary Share), plus accrued and accumulated but unpaid dividends to but excluding the date fixed for redemption. If full cumulative dividends on the Series A Fixed/Adjustable Rate Preferred Stock have not been paid, the Series A Fixed/Adjustable Rate Preferred Stock may not be redeemed in part and the Company may not purchase or acquire any share of Series A Fixed/Adjustable Rate Preferred Stock otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Fixed/Adjustable Rate Preferred Stock. If fewer than all the outstanding shares of Series A Fixed/Adjustable Rate Preferred Stock are to be redeemed, the Company will select those to be redeemed by lot or a substantially equivalent method.

         Notwithstanding the preceding paragraph, if the Dividends Received Percentage is equal to or less than 50% and, as a result, the amount of dividends on the Series A Fixed/Adjustable Rate Preferred Stock payable on any dividend payment date will be or is adjusted upwards as described above under "--Dividends--Changes in the Dividends Received Percentage," the Company, at its option, may redeem all, but not less than all, of the outstanding shares of the Series A Fixed/Adjustable Rate Preferred Stock (and the Depositary Shares), provided that within sixty days of the date on which an amendment to the Code is enacted which reduces the Dividends Received Percentage to 50% or less, the Company sends notice to holders of the Series A Fixed/Adjustable Rate Preferred Stock of such redemption. A redemption of the Series A Fixed/Adjustable Rate Preferred Stock pursuant to this paragraph will take place on the date specified in the notice, which shall be not less than thirty nor more than sixty days from the date such notice is sent to holders of the Series A Fixed/Adjustable Rate Preferred Stock. A redemption of the Series A Fixed/Adjustable Rate Preferred Stock in accordance with this paragraph shall be at the applicable redemption price set forth in the following table, in each case plus accrued and unpaid dividends (whether or not declared) thereon to but excluding the date fixed for redemption, including any changes in dividends payable due to changes in the Dividends Received Percentage and Additional Dividends, if any.

Redemption Period                                      Redemption Price
-----------------                             ----------------------------------
                                              Per Share     Per Depositary Share
                                              ---------     --------------------
November 14, 1996 to November 29, 1997.....     $210.00           $52.50
November 30, 1997 to November 29, 1998.....      208.00            52.00
November 30, 1998 to November 29, 1999.....      206.00            51.50
November 30, 1999 to November 29, 2000.....      204.00            51.00
November 30, 2000 to November 29, 2001.....      202.00            50.50
On or after November 30, 2001..............      200.00            50.00



         Voting Rights. Holders of Series A Fixed/Adjustable Rate Preferred Stock will not have any voting rights except as set forth below or as otherwise from time to time required by law. Whenever dividends on Series A Fixed/Adjustable Rate Preferred Stock or any other class or series of stock ranking on a parity with the Series A Fixed/Adjustable Rate Preferred Stock with respect to the payment of dividends shall be in arrears for dividend periods, whether or not consecutive, containing in the aggregate a number of days equivalent to six calendar quarters, the holders of shares of Series A Fixed/Adjustable Rate Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two of the authorized number of directors of the Company at the next annual meeting of stockholders and at each subsequent meeting until all dividends accumulated on Series A Fixed/Adjustable Rate Preferred Stock have been fully paid or set apart for payment. The term of office of all directors elected by the holders of Preferred Stock shall terminate immediately upon the termination of the right of the holders of Preferred Stock to vote for directors. Holders of shares of Series A Fixed/Adjustable Rate Preferred Stock will have one vote for each share held.

                        DESCRIPTION OF DEPOSITARY SHARES

         Each Depositary Share represents 1/4 of a share of Series A Fixed/Adjustable Rate Preferred Stock deposited with the Depositary pursuant to the Deposit Agreement, dated as of November 14, 1996 (the "Deposit Agreement"), among the Company, The Bank of New York, as depositary (the "Depositary"), and the holders from time to time of depositary receipts issued thereunder. Subject to the terms of the Deposit Agreement, each holder of a Depositary Share is entitled, through the Depositary, in proportion to the 1/4 of a share of Series A Fixed/Adjustable Rate Preferred Stock represented by such Depositary Share, to all the rights, preferences and privileges of the Series A Fixed/Adjustable Rate Preferred Stock represented thereby (including dividend, voting and liquidation rights) contained in the Certificate of Designation summarized under "Description of Series A Fixed/Adjustable Rate Preferred Stock." The Company does not expect that there will be any public trading market for the Series A Fixed/Adjustable Rate Preferred Stock except as represented by the Depositary Shares. The Depositary Shares will be evidenced by depositary receipts ("Depositary Receipts") issued pursuant to the Deposit Agreement.

         The following description of the particular terms and provisions of the Depositary Shares offered hereby supplements the description of the general terms and provisions of the Depositary Shares set forth in the Prospectus, to which description reference is hereby made. The following summary of the Depositary Shares, the Depositary Receipts and the Deposit Agreement does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement (which contains the form of Depositary Receipt).

         Issuance of Depositary Receipts. Immediately following the issuance of the Series A Fixed/Adjustable Rate Preferred Stock by the Company, the Company will deposit the Series A Fixed/Adjustable Rate Preferred Stock with the Depositary, which will then issue and deliver the Depositary Receipts to the Underwriters. Depositary Receipts will be issued evidencing only whole Depositary Shares.

         Dividends and Other Distributions. The Depositary will distribute all dividends or other cash distributions received in respect of the Series A Fixed/Adjustable Rate Preferred Stock to the record holders of Depositary Shares in proportion to the number of the Depositary Shares owned by such holders. The amount distributed will be reduced by any amounts required to be withheld by the Company or the Depositary on account of taxes or other governmental charges.

         Withdrawal of Stock. Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary and upon payment of the taxes, charges and fees provided for in the Deposit Agreement and subject to the terms thereof, the holder of the Depositary Shares evidenced thereby is entitled to delivery at such office, to or upon his or her order, of the number of whole shares of Series A Fixed/Adjustable Rate Preferred Stock and any money or other property, if any, represented by such Depositary Shares. Holders of Depositary Shares will be entitled to receive whole shares of Series A Fixed/Adjustable Rate Preferred Stock on the basis set forth herein, but holders of such whole shares of Series A Fixed/Adjustable Rate Preferred Stock will not thereafter be entitled to deposit such shares of Series A Fixed/Adjustable Rate Preferred Stock with the Depositary or to receive Depositary Shares therefor.

         Voting. Because each Depositary Share represents ownership of 1/4 of a share of Series A Fixed/Adjustable Rate Preferred Stock, holders of Depositary Shares will be entitled to 1/4 of a vote per Depositary Share under the limited circumstances in which the holders of Series A Fixed/Adjustable Rate Preferred Stock are entitled to vote.

         Redemption. The Depositary Shares will be redeemed, upon not less than 30 days' notice, using the cash proceeds received by the Depositary resulting from any redemption of shares of Series A Fixed/Adjustable Rate Preferred Stock held by the Depositary. Except in the case of certain optional redemptions, the redemption price will be equal to $50.00 per Depositary Share plus accrued and accumulated but unpaid dividends on the Series A Fixed/Adjustable Rate Preferred Stock represented thereby. See "Description of Series A Fixed/Adjustable Rate Preferred Stock--Optional Redemption." If the Company redeems shares of Series A Fixed/Adjustable Rate

Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares representing the shares of Series A Fixed/Adjustable Rate Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or substantially equivalent method determined by the Depositary.

         Holders of Depositary Receipts will pay transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.


                              RECENT TAX PROPOSALS

         On December 7, 1995, the Clinton Administration released a budget plan that included certain tax proposals (the "Proposals") that may affect holders of the Series A Fixed/Adjustable Rate Preferred Stock. It is uncertain whether the Proposals will be enacted into law.

         Under the Proposals, the Dividends Received Percentage that is currently available to corporate shareholders for certain dividends received from another corporation in which the shareholder owns less than 20% (by vote and value) would be reduced from 70% to 50%. As proposed, this provision would be effective for dividends received or accrued after January 31, 1996. To the extent the Dividends Received Percentage is reduced from 70%, the amount of dividends payable per share will be adjusted in certain circumstances. See "Description of Series A Fixed/Adjustable Rate Preferred Stock--Dividends--Changes in the Dividends Received Percentage." Additionally, under current law, the dividends received deduction is allowed to a corporate shareholder only if the shareholder satisfies a 46-day holding period for the dividend-paying stock (or a 91-day period for certain dividends on preferred stock). The Proposals provide that a taxpayer would not be entitled to a dividends received deduction if the taxpayer's holding period for the dividend-paying stock were not satisfied over a period immediately before or immediately after the taxpayer would become entitled to receive the dividend. As proposed, this provision would be effective for any dividends received or accrued after January 31, 1996.

         Due to the inherently uncertain nature of proposed changes to the tax law such as the Proposals, there can be no assurance as to whether, or in what form, the Proposals may be enacted into law, or as to the effective dates of any such changes to the law.

                                  UNDERWRITERS

         Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of Depositary Shares set forth opposite their names below:

                                                                   Number of
                  Name                                         Depositary Shares
                  ----                                         -----------------

Morgan Stanley & Co. Incorporated...........................         750,000
Bear, Stearns & Co. Inc. ...................................         750,000
Chase Securities Inc. ......................................         750,000
Citicorp Securities, Inc. ..................................         750,000
Dean Witter Reynolds Inc. ..................................         750,000
Donaldson, Lufkin & Jenrette Securities Corporation.........         750,000
NationsBanc Capital Markets, Inc. ..........................         750,000
Smith Barney Inc............................................         750,000
                                                                   ---------
                      Total.................................       6,000,000
                                                                   =========

         The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Depositary Shares are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are committed to take and pay for all of the Depositary Shares if any are taken.

         The Underwriters initially propose to offer part of the Depositary Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $.40 per Depositary Share. Any Underwriter may allow, and such dealers may reallow, a concession, not in excess of $.25 per Depositary Share, to certain other dealers. After the initial offering of the Depositary Shares, the offering price and other selling terms may from time to time be varied by Morgan Stanley & Co. Incorporated, as representative of the Underwriters named on the cover page of this Prospectus Supplement.

         The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

         The Underwriters and any dealers utilized in the sale of Depositary Shares will not confirm sales to accounts over which they exercise discretionary authority.

         The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 900,000 additional Depositary Shares at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, incurred in the sale of Depositary Shares offered hereby.

         Morgan Stanley is a wholly owned subsidiary of the Company. The offering of Depositary Shares will comply with Rule 2720 of the National Association of Securities Dealers, Inc. ("NASD") regarding an NASD member firm's underwriting securities of an affiliate.

         Following the initial distribution of the Depositary Shares, Morgan Stanley may offer and sell Depositary Shares in the course of its business as a broker-dealer. Morgan Stanley may act as principal or agent in such transactions. This Prospectus Supplement and the Prospectus may be used by Morgan Stanley in connection with such transactions. Such sales, if any, will be made at varying prices related to prevailing market prices at the time of sale. Morgan Stanley is not obligated to make a market in the Depositary Shares and may discontinue any market-making activities at any time without notice.

         Following the initial distribution of the Depositary Shares, application will be made to list the Depositary Shares on the New York Stock Exchange. Trading in the Depositary Shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Depositary Shares.


                                  LEGAL MATTERS

         The validity of the Series A Fixed/Adjustable Rate Preferred Stock and certain legal matters relating to the Depositary Shares will be passed upon for the Company by Jonathan M. Clark, Esq., General Counsel and Secretary of the Company and a Managing Director of Morgan Stanley, or other counsel who is satisfactory to the Underwriters and an officer of the Company and Morgan Stanley. Mr. Clark and such other counsel beneficially own, or have rights to acquire under an employee benefit plan of the Company, an aggregate of less than 1% of the common stock of the Company. Certain legal matters relating to the Series A Fixed/Adjustable Rate Preferred Stock and the Depositary Shares will be passed upon for the Underwriters by Davis Polk & Wardwell. Davis Polk & Wardwell has in the past represented and continues to represent the Company on a regular basis and in a variety of matters, including in connection with its merchant banking and leveraged capital activities.